EXHIBIT 99.1

New Found Gold Announces Closing of $20 Million Investment by Eric Sprott

Vancouver, BC, August 27, 2025 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that it has completed its previously announced non-brokered private placement of 12,269,939 common shares of the Company (the “Common Shares”) for gross proceeds to New Found Gold of C$20,000,000.57 (the “Private Placement”). The Common Shares have a hold period of four months and one day from closing, expiring on December 27, 2025.

Mr. Eric Sprott through 2176423 Ontario Ltd., a corporation beneficially owned by him, acquired 12,269,939 Common Shares pursuant to the Private Placement for total consideration of C$20,000,000.57. Prior to the Private Placement, Mr. Sprott beneficially owned or controlled 43,954,076 Common Shares of the Company representing approximately 19.0% of the outstanding Common Shares of the Company on a non-diluted basis. As a result of the Private Placement, Mr. Sprott now beneficially owns or controls 56,224,015 Common Shares representing approximately 23.1% on a non-diluted basis.

The securities are held for investment purposes. Mr. Sprott has a long-term view of the investment and may acquire additional securities including on the open market or through private acquisitions or sell the securities including on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

A copy of the early warning report with respect to the foregoing will appear on New Found Gold’s profile on SEDAR+ at www.sedarplus.ca and may also be obtained by calling Mr. Sprott’s office at (416)-945-3294 (2176423 Ontario Ltd., 7 King Street East, Suite 1106, Toronto Ontario M5C 3C5).

Following closing of the Private Placement, Mr. Sprott became a new “Control Person” (as defined by the policies of the TSX Venture Exchange (the “TSXV”)), which was approved by disinterested shareholders of the Company at the Annual General and Special Meeting held on August 20, 2025. No finder’s fees were paid in connection to the completion of the Private Placement.

The gross proceeds from the Private Placement will be used by the Company to advance its 100% owned Queensway Gold Project (“Queensway” or the “Project”) and for general corporate and working capital purposes.

Keith Boyle, CEO of New Found Gold, commented, “On behalf of the Company, I would like to thank Mr. Sprott for his continued support as New Found Gold’s largest shareholder. His participation in both the Private Placement and our bought deal financing that closed in June, 20251 reflects his confidence in the Project, the new leadership team and our strategy going forward. The proceeds from the Private Placement support the advancement of Queensway’s key milestones and further position us on the path to production.”

Due to his shareholdings, Mr. Sprott is considered a “related party” of New Found Gold and, accordingly, his participation in the Private Placement constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report more than 21 days before closing of the Private Placement, which the Company deemed reasonable and necessary in the circumstances in order to complete the Private Placement in a timely manner.

1 See the New Found Gold news release dated June 12, 2025.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial MRE and PEA at Queensway (see New Found Gold news release dated March 24, 2025 and July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 ha project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statement Cautions

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Private Placement; the use of proceeds of the Private Placement; and possible future acquisition or disposition by Eric Sprott of securities of the Company. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward- looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American LLC, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.